                                   FORM 11-K





                  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

            (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                   For the transition period from          to
                                                  -------      -------
                         COMMISSION FILE NUMBER 1-2967









                             UNION ELECTRIC COMPANY
                            SAVINGS INVESTMENT PLAN



                        Issuer:  Union Electric Company


                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103
                          (Principal Executive Office)

                    (PRICE WATERHOUSE LLP FINANCIAL REPORT)

                                                         [UNION ELECTRIC LOGO]

UNION ELECTRIC COMPANY
Savings Investment Plan
Report, Financial Statements and
Additional Information
December 31, 1995

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------
                                                               Page
Report of Independent Accountants                               1

Statement of Net Assets Available for
Benefits with Fund Information at
December 31, 1995 and 1994                                     2-3

Statement of Changes in Net Assets Available
for Benefits with Fund Information for
the year ended December 31, 1995                                4

Notes to Financial Statements                                  5-12

Additional Information*:
 Item 27a Form 5500- Schedule of Assets Held for
  Investment Purposes at December 31, 1995                 Schedule I

 Item 27d Form 5500 - Schedule of Reportable
  Transactions for the year ended
  December 31, 1995                                        Schedule II








* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      [PRICE WATERHOUSE LLP LETTERHEAD]



                       REPORT OF INDEPENDENT ACCOUNTANTS


June 14, 1996

To the Board of Directors of
Union Electric Company and the
Participants of the Union Electric
Company Savings Investment Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Union Electric Company Savings Investment Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
PAGE 2
- --------------------------------------------------------------------------------




                                                                                                            STABLE
                                  UE COMMON       AGGRESSIVE     CONSERVATIVE                              INTEREST   INTERNATIONAL
                                    STOCK           EQUITY          EQUITY         BALANCED      BOND       INCOME       EQUITY
                                     FUND            FUND            FUND            FUND        FUND        FUND         FUND
Assets:

Investments:
  Union Electric Common Stock      $201,414,815    $         -      $         -    $         -    $   -    $         -  $         -
  Mutual Fund Investments                           65,502,348       45,475,071     34,148,938                            1,965,348
  Collective Fund Investments            89,459             33               15             10              34,147,890
  Insurance Company Contracts                                                                               16,012,234
  Participant loans receivable                -              -                -              -        -              -
                                   ------------   ------------      -----------    -----------    -----    -----------   ----------

     Total investments              201,504,274     65,502,381       45,475,086     34,148,948              50,160,124    1,965,350

Dividends and interest receivable           256                                                                214,794
Contributions receivable:
  Participant                            52,356        131,652           70,582         51,025                  68,566        6,430
  Employer                              264,774        104,945           56,601         41,669        -         58,792        4,792
                                   ------------   ------------      -----------    -----------    -----    -----------   ----------

     Total assets                   201,821,660     65,738,978       45,602,269     34,241,642        -     50,502,276    1,976,572
                                   ------------   ------------      -----------    -----------    -----    -----------   ----------

Liabilities:

Transfers due to (from) other
  funds                                 420,110        302,315         (150,710)      (281,226)                 50,275     (340,764)
Due to broker for securities
  purchased                              86,952              -                -              -        -              -
                                   ------------   ------------      -----------    -----------    -----    -----------   ----------


     Total liabilities                  507,062        302,315         (150,710)      (281,226)       -         50,275     (340,764)
                                   ------------   ------------      -----------    -----------    -----    -----------   ----------


Net assets available for benefits  $201,314,598    $65,436,663      $45,752,979    $34,522,868    $   -    $50,452,001   $2,317,336
                                   ============    ===========      ===========    ===========    =======  ===========   ==========
                                     LOAN
                                     FUND            TOTAL
Assets:

Investments:
  Union Electric Common Stock       $         -    $201,414,815
  Mutual Fund Investments                           147,091,705
  Collective Fund Investments                        34,237,409
  Insurance Company Contracts                        16,012,234
  Participant loans receivable        7,336,246       7,336,246
                                    -----------    ------------

     Total investments                7,336,246     406,092,409

Dividends and interest receivable                       215,050
Contributions receivable:
  Participant                                           380,611
  Employer                                    -         531,573
                                    -----------    ------------

     Total assets                    7, 336,246     407,219,643
                                    -----------    ------------

Liabilities:

Transfers due to (from) other
  funds
Due to broker for securities
  purchased                                   -          86,952
                                    -----------    ------------

     Total liabilities                        -          86,952
                                    -----------    ------------

Net assets available for benefits   $ 7,336,246    $407,132,691
                                    ===========    ============

                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994
PAGE 3
- --------------------------------------------------------------------------------

                                                                                                            STABLE
                                         UE COMMON    AGGRESSIVE   CONSERVATIVE                            INTEREST
                                           STOCK        EQUITY        EQUITY      BALANCED       BOND       INCOME        LOAN
                                            FUND         FUND          FUND         FUND         FUND        FUND         FUND
Assets:

Investments:
  Union Electric Common Stock           $170,997,315  $         -   $         -  $         -  $        -  $         -   $       -
  Mutual Fund Investments                              48,181,633    28,395,358   22,148,552   9,891,777
  Collective Fund Investments                 71,998          175           101           83          42   18,433,710
  Insurance Company Contracts                                                                              20,956,014
  Participant loans receivable                     -            -             -            -           -            -   7,262,061
                                        ------------   ----------    -----------  -----------  ----------  -----------  ---------

    Total investments                    171,069,313   48,181,808    28,395,459   22,148,635   9,891,819   39,389,724   7,262,061

Dividends and interest receivable              1,485          294           169          133          67       96,672
Contributions receivable:
  Participant                                119,412      314,046       151,449      112,682      43,289      140,276
  Employer                                    96,330       42,032        20,809       16,059       6,898       20,512           -
                                        ------------   ----------    -----------  -----------  ----------  -----------  ---------


    Total assets                         171,286,540   48,538,180    28,567,886   22,277,509   9,942,073   39,647,184   7,262,061
                                        ------------   ----------    -----------  -----------  ----------  -----------  ---------


Liabilities:

Transfers due to (from) other funds           12,168      (45,718)      (24,481)     221,171     342,791     (505,931)
Due to broker for securities purchased        68,285            -             -            -           -      194,581           -
                                        ------------   ----------    -----------  -----------  ----------  ----------   ---------


    Total liabilities                         80,453      (45,718)      (24,481)     221,171     342,791     (311,350)          -

                                        ------------  -----------   -----------  -----------  ----------  -----------  ---------

Net assets available for benefits       $171,206,087  $48,583,898   $28,592,367  $22,056,338  $9,599,282  $39,958,534  $7,262,061
                                        ============  ===========   ===========  ===========  ==========  ===========  ==========




                                         TOTAL

Assets:

Investments:
  Union Electric Common Stock         $170,997,315
  Mutual Fund Investments              108,617,320
  Collective Fund Investments           18,506,109
  Insurance Company Contracts           20,956,014
  Participant loans receivable           7,262,061
                                      ------------

    Total investments                 326,338, 819

Dividends and interest receivable           98,820
Contributions receivable:
  Participant                              881,154
  Employer                                 202,640
                                      ------------

    Total assets                       327,521,433
                                      ------------


Liabilities:

Transfers due to (from) other funds
Due to broker for securities purchas       262,866
                                      ------------

    Total liabilities                      262,866
                                      ------------

Net assets available for benefits     $327,258,567
                                      ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995
PAGE 4
- --------------------------------------------------------------------------------



                                            UE COMMON      AGGRESSIVE     CONSERVATIVE
                                             STOCK          EQUITY          EQUITY          BALANCED     BOND
                                             FUND           FUND             FUND            FUND        FUND
Additions to net assets
  attributed to:
Contributions:
  Participant                           $   3,028,221   $  7,609,228     $ 3,860,743    $  2,835,312   $   230,756
  Employer                                  2,600,731      1,030,375         533,805         397,776        21,546
                                        -------------   ------------     -----------    ------------   -----------
                                            5,628,952      8,639,603       4,394,548       3,233,088       252,302

Investment income:
  Interest                                      7,986            942             567             451           117
  Dividends                                11,765,430      5,168,064       2,881,210       2,332,702       235,048
  Net appreciation (depreciation)
    of investments                         30,820,646      5,530,151       8,316,217       5,907,057       367,581

  Other                                        -               -              -                 -             -
                                        -------------   ------------     -----------    ------------   -----------
                                           42,594,062     10,699,157      11,197,994       8,240,210       602,746
       Total additions                  -------------   ------------     -----------    ------------   -----------
                                           48,223,014     19,338,760      15,592,542      11,473,298       855,048
                                        -------------   ------------     -----------    ------------   -----------
Deductions from net assets
  attributed to:
    Distributions                          17,194,708        860,327         734,135         882,663       298,395
    Administrative expenses                    16,056         24,363          15,193          11,573       (12,400)
    Other deductions
    Interfund transfers                       903,739      1,601,305      (2,317,398)     (1,887,468    10,168,335
                                        -------------   ------------     -----------    ------------   -----------
       Total deductions                    18,114,503      2,485,995      (1,568,070)       (993,232)   10,454,330

   Increase (decrease) in net assets
     available for benefits                30,108,511     16,852,765      17,160,612      12,466,530    (9,599,282)

   Net assets available for benefits,
     beginning of year                    171,206,087     48,583,898      28,592,367      22,056,338     9,599,282
                                        -------------   ------------     -----------    ------------   -----------
   Net assets available for benefits,
      end of year                       $ 201,314,598   $ 65,436,663    $ 45,752,979    $ 34,522,868   $     -
                                        =============   ============    ============    ============   ===========



                                          STABLE
                                         INTEREST      INTERNATIONAL
                                          INCOME          EQUITY          LOAN
                                           FUND            FUND           FUND      TOTAL
Additions to net assets
  attributed to:
Contributions:
  Participant                          $  4,070,716     $   199,881      $    -      $ 21,834,857
  Employer                                4,664,429         227,856           -        27,040,778
                                       ------------     -----------      --------    ------------
Investment income:
  Interest                                  393,342               3       574,973         978,381
  Dividends                               2,441,405          58,894                    24,882,753
  Net appreciation (depreciation)
    of investments                              504          34,657                    50,976,813
  Other                                      27,444             -            -             27,444
                                       ------------     -----------      --------   -------------
                                          2,862,695          93,554       574,973      76,865,391
                                       ------------     -----------      --------   -------------
       Total additions                    7,527,124         321,410       574,973     103,906,169
                                       ------------     -----------      --------   -------------
Deductions from net assets
 attributed to:
    Distributions                         3,367,816          17,097                    23,355,141
    Administrative expenses                 117,437             268                       172,490
    Other deductions                                                    504,414         504,414
    Interfund transfers                  (6,451,596)     (2,013,291)       (3,626)           -
                                       ------------     -----------      --------    ------------
       Total deductions                  (2,966,343)     (1,995,926)      500,788      24,032,045
                                       ------------     -----------      --------    ------------
    Increase (decrease) in net assets
      available for benefits             10,493,467       2,317,336        74,185      79,874,124

    Net assets available for benefits,
      beginning of year                  39,958,534          -          7,262,061     327,258,567
                                       ------------     -----------    ----------    ------------
    Net assets available for benefits,
      end of year                      $ 50,452,001     $ 2,317,336    $7,336,246    $407,132,691
                                       ============     ===========    ==========    ============




                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 5
- --------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     GENERAL
     The following is a brief summary of the various provisions of the Union Electric Company (Company) Savings Investment Plan (Plan). Participants should refer to the Plan document for more complete information.

     The Plan's purpose is to provide management and contract employees of the Company the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission. The current Plan constitutes the merger of three former Company plans, the Savings Investment Plan for Management Employees, the Savings Investment Plan for Contract Employees, and the Employee Stock Ownership Plan.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Boatmen's Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     PARTICIPATION
     The Plan covers substantially all employees of Union Electric Company who have completed one year of service and who are at least 21 years of age. Each person who becomes an eligible employee may become a participant in the Plan as of the first enrollment date (January 1 or July 1) after becoming an eligible employee. The total number of active participants in the Plan at December 31, 1995 was approximately 7,420. Participation by eligible employees is voluntary.

     CONTRIBUTIONS
     Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $.25 for each $1.00 up to the first 6% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an additional $.25 for each $1.00 up to the first 6% of a participant's contribution (additional matching contribution) to be invested entirely in the Union Electric Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions are made to the extent sufficient earnings are available.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 6
- --------------------------------------------------------------------------------


     The following six investment funds are maintained by the Trustee: the Union Electric Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Balanced Fund, the Stable Interest Income Fund and the International Equity Fund. Additionally, the Bond Fund was available for investment purposes until March 31, 1995. Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed monthly. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect monthly to reallocate all or in 1% increments of the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     INVESTMENT OPTIONS
     Union Electric Common Stock Fund - This fund consists of common shares of Union Electric Company and short-term liquid investments necessary to satisfy the fund's cash need for transfers and payments.

     Aggressive Equity Fund - Funds are invested in the Acorn Fund, a public mutual fund with the objective to obtain long-term capital growth by investing in smaller companies not widely recognized by investment analysts.

     Conservative Equity Fund - Funds are invested in the Putnam Fund for Growth and Income. The objective of this public mutual fund is to seek current income and capital growth primarily through a well-diversified portfolio of income-producing stocks.

     Balanced Fund - Funds are invested in the Vanguard Asset Allocation Fund. This public mutual fund's objective is to maximize total return by investing in a Standard & Poor's 500 common stock portfolio, a long-term U.S. treasury bond portfolio and cash reserves in proportions consistent with their expected returns and risks as evaluated by the Fund's investment advisor.

     Stable Interest Income Fund - Funds are invested in a separate account solely for the Union Electric Company Savings Investment Plan and managed by T. Rowe Price Stable Asset Management, Inc. The objective is to provide principal stability while generating yields in excess of money market funds yet remaining highly sensitive to changes in market interest rates.

     International Equity Fund - Funds are invested in the mutual fund, T. Rowe Price International Stock Fund, a public mutual fund with the objective to provide capital appreciation through investments in well-established companies based outside the United States.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 7
- --------------------------------------------------------------------------------


     VESTING
     Participants' contributions vest immediately, and Company contributions vest upon the completion of five years of Company service by the participant (including service prior to the effective date of the Plan). Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment but will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment. Forfeitures during the year ended December 31, 1995 approximated $2,000, with no amounts restored during the year.

     DISTRIBUTIONS
     The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $3,500 or greater may defer the distribution until age 65, or if retired, 5 years from retirement, whichever is later, but not beyond April 1 of the year following the participant's attaining age 70 1/2. If the balance of the account is less than $3,500, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash and whole shares of Union Electric Company common stock, if applicable. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day of the calendar month coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

     The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

     PARTICIPANT LOANS
     The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 1995 and 1994, the interest rates on participant

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 8
- --------------------------------------------------------------------------------


     loans ranged from 7% to 11.5% and 7% to 9.5% respectively. The loan maturity dates ranged from January 1996 through December 2004 at December 31, 1995 and January 1995 through December 2003 at December 31, 1994.

     PLAN TERMINATION
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements of the Union Electric Company Savings Investment Plan are prepared on the accrual basis of accounting.

     INVESTMENTS
     Investments, except guaranteed investment contracts, are stated at current market value based on the latest quoted market price at December 31, 1995 and 1994, respectively, or at fair value as determined by the Trustee. Guaranteed investment contracts are valued at contract value which approximates fair value at December 31, 1995 and 1994.

     INCOME
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded as realized. Net unrealized appreciation or depreciation for the year is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information.

     EXPENSES
     Trustee fees incurred in administering the Plan are charged to the Plan.

     BENEFIT PAYMENTS
     Benefit payments are recorded when paid.

     RECLASSIFICATION
     Certain reclassifications have been made to the prior year financial statement amounts to conform to the presentation used in the current year.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 9
- --------------------------------------------------------------------------------


3.   INVESTMENTS

     The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1995 and 1994 are separately identified.


                                                            DECEMBER 31,
                                                       1995            1994
INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE

 Common Stock:
   Union Electric Company, $5 par value              $201,414,815  $170,997,315

 Managed International Equity Funds:
   Acorn Fund                                          65,502,348    48,181,633

 Managed Equity Funds:
   Putnam Fund for Growth and Income                   45,475,071    28,395,358
   Vanguard Asset Allocation Fund                      34,148,938    22,148,552

 T.  Rowe Price Trust International Stock Fund          1,965,348     9,891,777

INVESTMENTS AT ESTIMATED FAIR VALUE

 Boatmen's Employee Benefit Short-Term Fund             4,760,614     4,281,044


 T. Rowe Price Stable Value Common Trust Fund          29,476,795    14,225,065

 Participant Loans                                      7,336,246     7,262,061

INVESTMENTS AT CONTRACT VALUE

 Insurance Company Contracts                           16,012,234    20,956,014
                                                    -------------  ------------

                                                    $ 406,092,409  $326,338,819
                                                    =============  ============

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 10
- --------------------------------------------------------------------------------

     During 1995 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                              YEAR ENDED
                                           DECEMBER 31, 1995

     INVESTMENTS AT FAIR VALUE AS
     DETERMINED BY MARKET PRICE
     Mutual Fund Investments                 $20,155,663
     Union Electric Common Stock              30,820,646
                                             -----------

     Net change in fair value                 50,976,309

     INVESTMENTS AT ESTIMATED FAIR VALUE
     Collective Fund Investments                     504
                                             -----------

     Net change in fair value                $50,976,813
                                             ===========


4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 1995, the Plan held 4,824,307 shares of Union Electric Company common stock with a cost and market value of $121,701,339 and $201,444,815, respectively. During 1995, the Plan purchased 485,700 shares at a cost of $18,327,440 and sold 38,960 shares valued at $1,487,992, resulting in a net realized gain of $106,946. The Plan also distributed 456,271 shares valued at $17,174,308 to persons withdrawing from the Plan.

     At December 31, 1994, the Plan held 4,833,846 shares of Union Electric Company common stock with a cost and market value of $115,954,515 and $170,997,315, respectively. During 1994, the Plan purchased 496,904 shares at a cost of $17,231,123 and sold 35,469 shares valued at $1,251,839, resulting in a net realized loss of $134,363. The Plan also distributed 460,682 shares valued at $16,248,110 to persons withdrawing from the Plan.

     The Plan held 4,760,614 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1995. The book value for these shares, which approximates market, was $4,760,614 at December 31, 1995. During plan year 1995, the Plan purchased 16,689,956 shares at a cost of $16,689,956 and sold 16,297,377 shares valued at $16,297,377.

     The Plan held 4,281,044 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1994. The book value for these shares, which approximates market, was $4,281,044 at December 31, 1994. During plan year 1994, the Plan purchased 23,589,744 shares at a cost of $23,589,744 and sold 25,728,188 shares valued at $25,728,188.

     These transactions are allowable party-in-interest transactions under
     Section 408(b)(8) of the ERISA regulations.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 11
- --------------------------------------------------------------------------------


5.   BENEFIT PAYMENT OBLIGATIONS

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                            DECEMBER 31,
                                                         1995          1994

      Net assets available for benefits per the
      financial statements                          $407,132,691  $327,258,567
      Amounts allocated to withdrawing
      participants                                    (3,972,767)   (2,016,317)
                                                    ------------  ------------

      Net assets available for benefits per the
      Form 5500                                     $403,159,924  $325,242,250
                                                    ============  ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                             YEAR ENDED
                                                             DECEMBER 31,
                                                          1995         1994

       Benefits paid to participants per the financial
        statements                                     $23,355,141  $22,344,247
       Add:  Amounts allocated to withdrawing
        participants during the current year             3,972,767    2,016,317
       Less:  Amounts allocated to withdrawing
        participants during the prior year              (2,016,317)  (2,036,700)
                                                       -----------   ----------

       Benefits paid to participants per the Form 5500 $25,311,591  $22,323,864
                                                       ===========  ===========



6.   DISTRIBUTIONS

     The cost of Union Electric Company common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1995, 456,271 shares of Union Electric Company common stock whose cost and market values totaled $11,191,615 and $17,174,308 at the dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

     For the year ended December 31, 1994, 460,682 shares of Union Electric Company common stock whose cost and market values totaled $10,745,843 and $16,248,110 at the dates of

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 12
- --------------------------------------------------------------------------------

     distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

7.   FEDERAL INCOME TAX STATUS

     A favorable determination letter with respect to the qualified tax status of the Plan has been obtained from the District Director of the Internal Revenue Service. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

8.   PLAN AMENDMENTS

     Effective January 1, 1995, the Plan was amended to provide for a Company matching contribution of $.50 ($.25 basic match and $.25 additional match) for each $1.00 up to the first 6% of each management participant's contributions. The Company previously provided the matching contribution up to the first 5% of each management participant's contributions. Effective February 1, 1995, the Plan was amended to allow participants to contribute from 1% to 15% of their base compensation to the Plan. Previously, contributions from 2% to 15% were allowed.

     Effective March 31, 1995, the Bond Fund was eliminated as an investment option. Any investments remaining in the Bond Fund as of that date were transferred to the Stable Interest Income Fund. On May 1, 1995 the International Equity Fund was established to provide an additional option in place of the Bond Fund.

UNION ELECTRIC COMPANY                                               SCHEDULE I

SAVINGS INVESTMENT PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
- -------------------------------------------------------------------------------


                                                       DECEMBER 31, 1995
       IDENTITY OF ISSUE/DESCRIPTION     NUMBER OF
       OF INVESTMENT                    SHARES/UNITS         COST         FAIR VALUE
       MUTUAL FUNDS
         Acorn Fund                       4,816,349       $55,367,257      $65,502,348
         T.  Rowe Price International
           Stock Fund                       160,699         1,931,437        1,965,348
       Putnam Fund for Growth
           and Income                     2,808,837        37,339,135       45,475,071
       Vanguard Asset Allocation Fund     2,002,870        27,725,258       34,148,938
                                                         ------------     ------------

                                                          122,363,087      147,091,705

       INVESTMENT CONTRACTS
        Commonwealth Life Insurance GIC   3,995,953         3,995,953       3,995,954
        Protective Life Insurance GIC     1,286,599         1,286,599        1,286,599
        Business Men's Assurance GIC      2,558,458         2,558,458        2,558,458
        Sun Life Insurance GIC            2,527,883         2,527,883        2,527,883
        New York Life Insurance GIC       2,643,460         2,643,460        2,643,460
        Hartford Life Insurance GIC       2,981,283         2,981,283        2,981,283
        Collective Investment G-II Fund         169            16,947           18,597
                                                         ------------     ------------

                                                           16,010,583       16,012,234

       COLLECTIVE INVESTMENT TRUST FUNDS
        *Boatmen's Employee Benefit
          Short-Term Fund                 4,760,614         4,760,614        4,760,614
         T Rowe Price Stable Value
          Common Trust Fund              29,476,795        29,476,795       29,476,795

       COMMON STOCK
        *Union Electric Company, $5 par   4,824,307       121,701,339      201,414,815

       PARTICIPANT LOANS
        **Loans to Participants           7,336,246         7,336,246        7,336,246
                                                         ------------     ------------

                                                         $301,648,664     $406,092,409
                                                         ============     ============

*    Represents a Plan party-in-interest
** Interest rates vary from 7% to 11.5% and loan maturity dates extend from January 1996 through December 2004

UNION ELECTRIC COMPANY SCHEDULE II

SAVINGS INVESTMENT PLAN
ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------



     IDENTITY OF PARTY/                            NUMBER OF  NUMBER OF   PURCHASE      SELLING        NET
DESCRIPTION OF INVESTMENT                          PURCHASES    SALES       PRICE        PRICE     GAIN/(LOSS)

Boatmen's Employee Benefit Short-Term Fund         272        167        $16,689,956  $16,297,377     $      -

Union Electric Company common stock, $5 par value   80         19         18,327,440    1,487,992      106,946

Acorn Fund                                          81         21         15,056,483    3,265,919      283,563

T.  Rowe Price Stable Value Common Trust Fund       21          7         17,457,318    2,205,588            -


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1994 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  UNION ELECTRIC COMPANY
                                                  SAVINGS INVESTMENT PLAN


                                                  UNION ELECTRIC COMPANY
                                                       (Administrator)




                                                  By  /s/  Jean M. Hannis
                                                     -------------------------
                                                       Jean M. Hannis
                                                       Vice President

June 28, 1996




                                 EXHIBIT INDEX

                            Exhibits Filed Herewith


Exhibit No.                       Description

     23                 Consent of Independent Accountants